EXHIBIT D

AGGREGATE INDEPENDENT BOARD MEMBER COMPENSATION FROM EACH FUND
FOR THE TWELVE MONTHS ENDED SEPTEMBER 30, 2006.

Fund	Harris J.	Robert F.	S. Joseph	Edith E.	Frank W. T.	Gordon S.	John B.
	Ashton	Carlson	Fortunato[1]	Holiday	LaHaye	Macklin[2]	\Wilson
Franklin Federal Tax-Free Income Fund	$20,973	$29,659	$18,807	$21,558	$22,209	$20,973	$19,373
Franklin Money Fund	$13,414	$17,692	$12,109	$13,409	$13,169	$13,414	--
Franklin Tax-Exempt Money Fund	$1,689	--	$1,524	$0[3]	$1,655	$1,689	$0[3]
The Money Market Portfolios	$0	$0	$0	$0	$0	$0	--
____________________

1	Mr. Fortunato retired from the Boards on which he served effective September 5, 2006.

2	Mr. Macklin retired from the Boards on which he served effective September 12, 2006.

3	Ms. Holiday and Mr. Wilson were appointed to the Board of Franklin Tax-Exempt Money Fund effective September 12, 2006.

The mark “--” indicates that the individual did not serve on such Fund’s Board during the 12-months ended September 30, 2006.

D-1